

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2013

Via E-mail
Jeremy Gindro
Chief Executive Officer
Tomichi Creek Outfitters
68798 Highway 50
Sargents, CO 81248

> **Re: Tomichi Creek Outfitters**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 27, 2013**
> **File No. 333-190727**

Dear Mr. Gindro:

We have reviewed your responses to the comments in our letter dated November 22, 2013 and have the following additional comments.

General

1. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Summary Information and Risk Factors, page 4

2. We note your response to our prior comment 2. Please reconcile your disclosure on page 5 that your burn rate has been "approximately $1,270 per month since inception" with your disclosure that your cash on hand has decreased by $1,774 in total over the past four months.

Liquidity, page 38

3. Please reconcile your statement here that your cash on hand is sufficient to meet the company's obligations for the next six months with your disclosure on page 5 that your cash on hand may only last two more months given your current burn rate.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Harold P. Gewerter, Esq.
        Law Office of Harold P. Gewerter, Esq., Ltd.